Mail Stop 3561

May 9, 2006

Gary Cella, President
Physicians Remote Solutions, Inc.
5 Ridge Road
Cos Cob, Connecticut 06807

> **Re:** **Physicians Remote Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 12, 2006**
> **File No. 333-131599**

Dear Mr. Cella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referred to in this letter correspond to the page numbers in the marked copy of Amendment No. 1 to the Form SB-2 registration statement you filed on EDGAR on April 12, 2006.

General

1. We note your response to comment 1 in our letter dated March 8, 2006. However, it does not appear that your plan of operation disclosure conveys a specific business plan for the next twelve months. Rather, it appears you have a "proposed business," as described on page 15, that lacks revenues, employees, research and development, etc. Also, your Item 303(a) of Regulation S-B disclosure on pages 13 through 15 describes a company with a marketing plan and available cash that will exist for less than twelve months. As a result, it appears your business has the same risks and uncertainties associated with a blank check company within the meaning of Rule 419. We therefore reissue the comment.

Prospectus Cover Page

2. We note your response to comments 2 and 39 in our letter dated March 8, 2006. However, given that no market currently exists for your shares, it is our position

that the selling security holders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $0.65. Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price. Accordingly, please revise your cover page and the remainder of the prospectus to indicate that you selling security holders "will," rather than "may," sell their shares that the initial offering price of $0.65 per share until the shares are traded, at which point the selling shareholders may sell the registered shares at the prevailing market price.

Also, please disclose in the registration statement that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market.

3. We note your response to comment 4 in our letter dated March 8, 2006. In the table at the beginning of your cover page, please tell us why you list the per share price of your common stock at $0.25 in the Proceeds to Physicians Remote Solutions, Inc. row.

Summary Consolidated Financial Information, page 5

4. Please provide a capitalization table showing your actual capitalization as of your most recent balance sheet date as well as your "as adjusted" capitalization reflecting the receipt and application of each the minimum and maximum proceeds from this offering.

Dilution, page 12

5. Please revise your Dilution table to present the first four line items in the table on a per share basis, as is required by Item 506 of Regulation S-B. Also, please ensure the disclosures are transparent in terms of how you calculate each amount disclosed.

Management's Plan of Operation, page 13

6. We note your response, but reissue comment 18 in our letter dated March 8, 2006. As examples, please consider the following:

- In the third paragraph on page 15, you state that you "intend to pursue strategic alliances with complementary businesses in an effort to enter medical offices," which "employ commission only sales people." Please describe in greater detail the type of complementary businesses you mean and the type of strategic alliances you might pursue.

- In the second paragraph on page 16, you state that "an interactive voice recognition system is now used that is included in the Windows XP operating system." In this section, or in your Intellectual Property section on page 23, please discuss whether you have or need any agreements with Microsoft regarding its Windows XP operating system. Also, please describe the risks, if any, in tying your product to the Windows XP software.

- In the Background paragraph on page 15, please disclose some of the writings that Dr. Christina Del Pin authored and some the lectures in which she participated.

- In the second-to-last paragraph on page 16, you state that your agreement with Dr. Del Pin "cannot be considered as being negotiated at arms length." Regardless, please disclose whether you believe the terms of the agreement would have been similar had it been entered into with a non-affiliated, third party. If not, please disclose how the fact that the agreement with Dr. Del Pin was not an arms length transaction was either a benefit or detriment to you.

- In your discussion of the Health Insurance Portability and Accountability Act of 1996 on page 17, please discuss very briefly the compliance requirements of the Health Insurance Portability and Accountability Act of 1996 and how your DR SPEAK system could be used in a manner that violates the act. Also, please discuss whether your DR SPEAK system can be used in a manner that complies with the act. If so, please explain how.

Development and Testing of the DR SPEAK system, page 17

7. We note your responses to comments 22 and 23 in our letter dated March 8, 2006. Please describe what you mean by "beta testing." Also, you state that you anticipate that the beta testing will be completed prior to June 30, 2006 and if the results of that testing indicate the system performs as intended you will commence your marketing and manufacturing program. Please disclose what criteria must be met before you will consider the system acceptable for manufacturing and marketing purposes.

Additionally, you state that if the results of the beta testing are not successful, you will engage in further development of your system at no cost to you. Please discuss your timetable for any of this further testing and disclose why you believe that this testing and delay will have no cost for you.

Executive Compensation, page 26

8. Please provide the Summary Compensation Table as required by Rule 402(b) of Regulation S-B.

9. You state that you have no agreements relating to compensation with your "other" executive officers. Therefore, please explain why in the last paragraph of your Certain Transactions section you state that you provided Lee Hanover 125,000 shares of your common stock for serving as an officer.

10. Also, you state that you provided Alfred Cella and Martin Horowitz 75,000 shares each of your common stock for their service as directors. Please disclose the value of these issuances and any standard or other arrangements you have with your directors as required by Item 402(f) of Regulation S-B.

Management, page 26

11. We note your response to comment 25 in our letter dated March 8, 2006. Please describe Alfred Cella's duties and responsibilities as president and general partner of Indian Head Stables. In this regard, please discuss briefly the size and business operations of Indian Head Stables. Also, please disclose Mr. Horowitz's duties and responsibilities as a "self employed computer consultant" for Boeing Corporation and Telephonics Corporation. Finally, please disclose Mr. Hanover's business experience from June 2004 to November 2005.

12. We note your response to comment 26 in our letter dated March 8, 2006. You state that Gary Cella has agreed to serve as you president without any cash compensation until at least June 30, 2006. Since June 30, 2006 is less than two months away, please discuss whether you plan to compensate Gary Cella after this time or whether you envision other alternatives.

Certain Transactions, page 27

13. We note your response to comment 28 in our letter dated March 8, 2006. You state that you issued 4,500,000 shares of common stock each to Gary Cella and Jonathan Reisman for services rendered having "a nominal value" in April 2005. In this offering, you are registering your common shares at $0.65 per share, and in October and November 2005 you concluded private placements of one million shares for $0.10 per share. Therefore, it appears that the value of your issuance of 4,500,000 common shares to Gary Cella and Jonathan Reisman in April 2005 was more than nominal. Please revise or advise.

Also, please disclose the compensatory value of your issuance to Gary Cella for his services in your Executive Compensation section.

Selling Stockholders, page 28

14. We note your response to comment 30 in our letter dated March 8, 2006. Please expand the disclosure in this section to provide all the relevant facts relating to the private sale of 500,000 shares sold by Gary Cella and Jonathan Reisman for $0.10 per share.

15. We note your response to comment 31 in our letter dated March 8, 2006. In your response, you state that Mr. Schreiber and Ms. Stewart have "advised" you that they are not broker-dealers. Also, in Item 26 on page II-3, you state definitively that neither Mr. Schreiber nor Ms. Stewart is a broker/dealer. In your Selling Stockholders section, please state definitively whether Mr. Schreiber and Ms. Stewart are broker-dealers. If you state they are not broker-dealers, please provide us an analysis as to why you believe they do not qualify as statutory broker-dealers under the Securities Exchange Act of 1934.

Plans for Distribution, page 30

16. We note your response to comment 36 in our letter dated March 8, 2006. However, please describe how the offering price of the shares of the selling stockholders was determined.

17. We note your response to comment 37 in our letter dated March 8, 2006. Please disclose your possible alternatives should your shares not be quoted on the Over the Counter Bulletin Board. Also, please discuss what would happen to the liquidity of your shares if they are not quoted on the Over the Counter Bulletin Board and how this would affect your stock price and your investors' ability to buy and sell your shares.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

18. It appears that your independent accountants are issuing an unqualified opinion with a going concern modification. Please advise your independent accountants that a going concern opinion which does not use the words "substantial doubt" when referencing a going concern matter does not comply with the standards of the Public Company Accounting Oversight Board (United States). Please file an auditors' report that has been revised accordingly in your next amendment to Form SB-2. See the Codification of Auditing Standards, section AU 341.12.

Consolidated Financial Statements, page F-2

19. Please provide a full set of audited financial statements in your next amendment. We may have further comment upon review of these financial statements.

Note A – Summary of Significant Accounting Policies, page F-6

20. Pursuant to paragraphs 44 and 45 of SFAS 142, please disclose with respect to your DR SPEAK intangible asset: the period over which the asset is amortized; the amount of amortization expense recorded during the period; and the estimated amortization expense for each of the next five fiscal years. Also, please clarify your disclosure on page F-9 regarding impairment testing to indicate that in addition to the annual impairment test, you also test the intangible asset for impairment when impairment indicators arise. See paragraph 17 of SFAS 142.

Stock-Based Compensation, page F-7

21. Because you discuss SFAS 123(R) in your summary of significant accounting policies footnote, we assume that you have one or more stock-based compensation plans. As such, as required by paragraph 46 of SFAS 123, please provide a description of the plan or plans, including the general terms of awards under the plan or plans, such as vesting requirements, the maximum term of options grants, and the number of shares authorized for grants of options or other equity instruments. Further, please provide all disclosures required by paragraphs 45 through 48 of SFAS 128. If you do not have a stock-based compensation plan, please revise to make that point clear.

22. You disclose on page II-2 that you have issued stock to your executives and certain third parties in exchange for their services. Accordingly, please disclose how you account for such stock issuances, including how you determine the fair value of each exchange. Also, please disclose the applicable terms of the stock issued in exchange for services, including vesting requirements.

Part II, page II-1

Item 26. Recent Sales of Unregistered Securities, page II-2

23. We note your response to comments 47 and 48 in our letter dated March 8, 2006. Please tell us whether each of the sales you list on the four dates in October and November were four single sales or multiple sales that occurred on one day. For example, you state that you sold 475,000 shares on October 21, 2005. Please tell us whether this was a single sale of 475,000 shares to a single individual or entity, or whether you sold 475,000 shares on that day to multiple individuals or entities. If you sold these shares to multiple individuals or entities, please provide the

information required by Item 701 of Regulation S-B for each sale. We may have further comments upon reading your response.

24. We note your response to comment 49 in our letter dated March 8, 2006. In footnote three to your table on page 26, you state that Dr. Del Pin owns 200,000 shares. Please tell us why you have not included the transaction or transactions in which she received these shares in this section of your document. Alternatively, please disclose the information required by Item 701 of Regulation S-B for the transaction or transactions.

    Also, you indicate that you sold one million shares in private transactions in October and November 2005, and you indicate that you issued 300,000 shares to Mr. Schreiber and Ms. Stewart as part of a finder's fee in connection with your sale of those shares. It appears that all of these 1,300,000 shares are being offered by the selling shareholders. Also, there are an additional 1,558,000 shares being offered by other selling shareholders through this registration statement. Based upon the table on page 26, these remaining 1,558,000 shares were sold or issued by you to Gary Cella, Jonathan Reisman, and Christina Del Pin. Gary Cella is your president and chief executive officer, Jonathan Reisman is your counsel and the beneficial owner of 34.5% of your shares, and Christina Del Pin is Gary Cella's spouse and creator of the DR SPEAK system. Since each of these individuals is an affiliate, or related to an affiliate, please disclose the amount of consideration received by these individuals for selling their shares.

25. We note your response to comment 50 in our letter dated March 8, 2006. Regarding Mr. Schreiber and Ms. Stewart, please describe the nature and extent of their participation in connection with the private placement that concluded in November 2005.

    In this regard, please explain why Mr. Schreiber received 123,000 shares and $750 and Ms. Stewart received 177,000 shares and $9,250 for their efforts in connection with your sale of one million shares at $0.10 per share. Essentially, it appears that these two individuals received a combined finder's fee of $50,000 for a $100,000 sale of shares. Also, please explain why Ms. Stewart received a finder's fee of cash and stock worth $17,800 for the sale of $50,000 worth of shares by Mr. Cella and Mr. Reisman.

Item 28. Undertakings, page II-4

26. We note your response to comment 53 in our letter dated March 8, 2006. Please revise your (1)(ii) undertaking to include all the language required by Item 512(a)(1)(ii) of Regulation S-B.

Signatures, page II-6

27. Please have your controller or your principal accounting officer sign your document in addition to your principal executive officer, principal financial officer, and majority of your board of directors. See Instruction 1 to the Signatures section on Form SB-2.

Exhibit 5.1

28. We note your response to comment 51 in our letter dated March 8, 2006. Please have counsel revise its opinion to remove the phrase, "solely for your information." Investors are entitled to rely upon counsel's legal opinion, and this phrase appears to limit the opinion's reliability.

Exhibit 10.5

29. We note your response to comment 52 in our letter dated March 8, 2006. However, please file the actual Registration Rights Agreements with the list of shareholders and their signatures, as opposed to a single form of the agreement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Robyn Manuel, Senior Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact John

Fieldsend at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan B. Reisman, Esq.
      Reisman & Associates, P.A.
      Via fax: (928) 569-8195